LAS ROCAS MINING CORP.
111 W. Gutierrez Street
Santa Barbara, CA  93101
(805)259-9707
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                                                                  April 23, 2007

Anne Nguyen Parker
U. S. Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC  20549

Re: Las Rocas Mining Corp.
    Registration Statement on Form SB-2
    Filed March 22, 2007
    File No. 333-141480

Dear Ms. Parker,

Thank you for your assistance with our filing. As per the comments in your letter dated April 6, 2007 we have amended our Registration Statement and provide this detailed cover letter to assist you in your review.

FEE TABLE

1. We have revised the fee table to disclose the correct basis for the calculation of the fee.

COVER PAGE OF PROSPECTUS

2. We have identified our officer and director by name and briefly described his role in the marketing of the securities.

DETERMINATION OF OFFERING PRICE, PAGE 11

3. We have revised the disclosure to discuss the factors which we considered in determining the offering price. The currently issued and outstanding shares were issued to the officer and director of the company. The terms of the stock issuance was as fair to the company, in the opinion of the board of directors, as could have been made with an unaffiliated third party. The determination of the offering price primarily was made considering our share structure, cash on hand and the funds necessary to implement our business plan. The offering of 1,000,000 shares at the per share price of .025 was determined to be appropriate based on those factors.

DEPOSIT OF OFFERING PROCEEDS, PAGE 13

4. We have revised our disclosure here, and throughout the prospectus, to state that we will be holding all checks and/or bank drafts until the completion of the offering rather than depositing them in a bank account. Once the offering is complete we will deposit the checks and/or bank drafts in our operating account. In the event the offering is not sold out the original check or bank draft will be promptly returned to the purchaser. We have defined "promptly" as being within 3 business days.

5. We have disclosed that our officer and director will not be purchase any securities in the offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 32

6. We have removed the disclosure regarding our intent to quote on the OTC Bulletin Board.

UNDERTAKINGS

7. We have included all the undertakings required by Item 512 of Regulation S-B, as amended.

SIGNATURES

8.   We have provided the signature of Mr. Greenwood as sole director.

Sincerely,


/s/ Christopher Greenwood
-----------------------------------
Christopher Greenwood
Director & President


cc: Carmen Moncada-Terry
    Ms. Karen Batcher